Our mission is to be the most trusted, experienced, and client-centric bank across the Washington, D.C. region and beyond. We do this through our Relationships FIRST philosophy: putting our customers, communities, employees, and shareholders at the forefront of everything we do, and delivering the most compelling service and value. OUR MISSION 2 0 2 5 A N N U A L R E P O R T EA G LEBA N CO R P, IN C . 2025 A N N U A L R E P O R T

Dear Shareholders, EagleBank entered 2025 with a clear strategic agenda — and we executed against it. We took deliberate action to address legacy CRE concentrations, added loan loss reserves where the credit cycle warranted it, and accelerated the diversification of both our loan book and our deposit franchise. These were not reactive measures. They were the expected consequences of a multi-year repositioning that is producing tangible results. Our pre-provision net revenue remained strong throughout the year and despite operating losses, our capital ratios remain among the highest in our peer group, and C&I loan and core deposit growth — two metrics that will shape our earnings trajectory going forward — both accelerated meaningfully. The balance sheet we are building is less concentrated, more relationship-driven, and better positioned to generate durable shareholder returns across credit cycles. Market Disruption as Competitive Opportunity The 2025 merger of a major regional competitor also reshaped the competitive landscape in the Washington, D.C. market. Consolidation of that scale invariably displaces clients, disrupts banker relationships, and creates a window for well-capitalized community banks with established local presence. We moved quickly. Our middle-market banking teams added new client relationships in both loans and deposits during the year. EagleBank’s long-standing presence in the Washington, D.C. metropolitan area, coupled with our relationship-driven model, allowed us to welcome new clients seeking stability, responsiveness, and local decision-making. Leadership Transition After thoughtful consideration and in close coordination with the Board of Directors, I announced my intention to retire in 2026, closing a chapter that has defined much of my professional life. Twenty-eight years ago, EagleBank was a different institution — smaller, less complex, and operating in a simpler environment. What has not changed is the belief that banking, done right, is fundamentally about relationships: with customers, with communities, and with the people who show up every day to serve them. Building a culture around that Relationships FIRST belief — and holding to that belief and culture through recessions, a pandemic, a regional banking crisis, and a sustained period of regulatory and strategic transformation — is the work I am most proud of. The EagleBank franchise that exists today did not evolve by accident. It was built deliberately through difficult decisions and consistent core values. Our Relationships FIRST culture is not a tagline: It is the reason clients remain clients, bankers choose us, and communities trust us to achieve their goals and objectives. That culture will outlast my tenure — and it is, I believe, EagleBank’s most durable competitive asset. The Board has initiated a formal succession process, and I am confident it will identify a leader who can build on this foundation. My commitment between now and my departure is the same as it has always been: steady execution, full transparency, and leaving this institution stronger. Our Strategic Direction EagleBank enters this leadership transition from a position of strategic clarity. Our Board and senior leadership team are aligned on a plan that was built deliberately and is showing progress. Our four strategic priorities are straightforward: optimize and diversify our loan and securities portfolio toward C&I and relationship- driven business while maintaining our market-leading CRE regional franchise; strengthen our core deposit and funding profile; invest in the innovation, technology, and talent that will define competitive banking over the next decade; and capitalize on our distinctive positioning in the Washington, D.C. metropolitan market. to our shareholders

Eagle Bancorp, Inc. 2025 Annual Report Susan G. Riel at the Corporate Headquarters. Our progress is measurable. C&I loans grew 11% in the fourth quarter. C&I deposits now represent 23% of total deposits, up from 16% a year ago. Office exposure has been reduced by nearly 41% from its peak. Our CET1 ratio of 13.17% ranks in the top third of our peer group — providing loss-absorbing protection and the optionality to invest. Our next CEO will lead an EagleBank that is a more diversified commercial bank — less concentrated, better funded by operating relationships, and better positioned to generate durable returns across credit cycles. The strategic foundation is in place. The leadership team executing against it is experienced and stable. The Path Forward We enter 2026 with a stronger balance sheet, a more diversified business mix, an active succession process underway, and a strong team in place. We have made strategic investments in C&I banking, treasury management, and deposit diversification that are producing measurable results. We continue to invest in our communities by supporting affordable housing, healthcare, and local businesses across the region through the EagleBank Foundation and our lending initiatives. Strong communities create strong banks — and vice versa. We remain confident in the platform we have built, and in EagleBank’s ability to generate improving returns for shareholders in the years ahead. EagleBank’s Relationships FIRST culture remains central to our strategy. As we prepare for leadership transition, our culture provides continuity. It guides how we serve customers, support employees, and engage with our communities. Change is inevitable in any organization with a long history. What defines enduring institutions is not the absence of change, but the ability to navigate it deliberately. Thank you for your continued trust and confidence. Sincerely, Susan G. Riel President and Chief Executive Officer

BOARD OF DIRECTORS* James A. Soltesz, P.E. Chair of the Boards of Eagle Bancorp, Inc. and EagleBank President and Chief Executive Officer of Soltesz, Inc. Susan G. Riel President and Chief Executive Officer of Eagle Bancorp, Inc. and EagleBank Matthew D. Brockwell Retired Partner at PwC Steven J. Freidkin Founder and Chief Executive Officer of Ntiva, Inc. Theresa G. LaPlaca Founder and President of TLP Leadership Advisory Services A. Leslie Ludwig Co-Founder of L&L Advisors Louis P. “Pete” Mathews Jr. Vice Chair of the Boards of Eagle Bancorp, Inc. and EagleBank Retired Senior Executive Vice President at M&T Bank Kristen J. Pederson Retired Partner at EY Benjamin M. Soto, Esquire President and Chief Executive Officer of Premium Title & Escrow, LLC Theodore A. Wilm Retired Partner at PwC INVESTOR RELATIONS Eric R. Newell Senior Executive Vice President and Chief Financial Officer of Eagle Bancorp, Inc. 7500 Old Georgetown Road, 15th Floor, Bethesda, MD 20814 240.497.1796 | ENewell@EagleBankCorp.com TRANSFER AGENT Computershare Trust Company, NA By Regular Mail P.O. Box 43006, Providence, RI 02940-3078 By Overnight Delivery 150 Royall St., Suite 101, Canton, MA 02021 By Phone, Toll Free: 877.282.1168 COUNSEL Sullivan & Cromwell LLP 1700 New York Avenue, NW, Suite 700, Washington, DC 20006 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Crowe LLP 701 13th Street, NW, Suite 852, Washington, D.C. 20005 EXECUTIVE MANAGEMENT Susan G. Riel President and Chief Executive Officer of Eagle Bancorp, Inc. and EagleBank Eric R. Newell Senior Executive Vice President and Chief Financial Officer of Eagle Bancorp, Inc. Senior Executive Vice President of EagleBank Ryan A. Riel Senior Executive Vice President of Eagle Bancorp, Inc. Senior Executive Vice President and Chief Real Estate Lending Officer of EagleBank Hetal Desai Executive Vice President and Chief Risk Officer of EagleBank Evelyn Lee Executive Vice President of Eagle Bancorp, Inc. Executive Vice President and Chief Commercial & Industrial Lending Officer of EagleBank Charles D. Levingston, CPA Executive Vice President and Chief Financial Officer of EagleBank Paul Saltzman, Esquire Executive Vice President and Chief Legal Officer of Eagle Bancorp, Inc. and EagleBank FORM 10-K The Company’s Form 10-K may be obtained, free of charge, by contacting: Jane E. Cornett Vice President & Corporate Secretary, Eagle Bancorp, Inc. 7500 Old Georgetown Road, 15th Floor, Bethesda, MD 20814 240.497.2041 | JCornett@EagleBankCorp.com For more 2025 financial information about Eagle Bancorp, Inc., visit our Investor Relations page at www.EagleBankCorp.com. STOCK EXCHANGE LISTING Common shares of Eagle Bancorp, Inc. are traded on the Nasdaq Capital Market under the symbol EGBN. CORPORATE OFFICES 7500 Old Georgetown Road, 15th Floor, Bethesda, MD 20814 301.986.1800 VIRTUAL ANNUAL MEETING Thursday, May 14, 2026, at 10:00 a.m. EDT See Proxy Statement for details on virtual meeting. * Directors of Eagle Bancorp, Inc. and EagleBank EagleBank: Member Federal Deposit Insurance Corporation, Equal Housing Lender, Member Federal Reserve System, Member Federal Home Loan Bank of Atlanta, Affirmative Action/Equal Opportunity Employer ©2026 Eagle Bancorp, Inc.

Eagle Bancorp, Inc. 2025 Annual Report 295 95 495 270 395 6666 267 1 5 6 7 8 9 LPO 10 11 2 LPO LPO 12 4 3 Rockville Rosslyn Silver Spring Chevy Chase Lanham Potomac Merrifield Fairfax Tysons Corner Sterling Bethesda MONTGOMERY COUNTY PRINCE GEORGE’S COUNTY FAIRFAX COUNTY ARLINGTON ALEXANDRIA LOUDOUN COUNTY DC MD VA LPO 1 2 3 10 11 12 LPO LPO LPO LPO 8 9 4 5 6 7 Silver Spring 8665-B Georgia Avenue, Silver Spring, MD 20910 Twinbrook 12300 Twinbrook Parkway, Suite 100, Rockville, MD 20852 WASHINGTON Gallery Place 700 K Street, NW, Suite 60, Washington, DC 20001 K Street 2001 K Street, NW, Washington, DC 20006 McPherson Square 1425 K Street, NW, Washington, DC 20005 LOAN PRODUCTION OFFICES 7500 Old Georgetown Road, 5th & 15th Floors, Bethesda, MD 20814 4550 Forbes Boulevard, Lanham, MD 20706 2001 K Street, NW, Suite 150, Washington, DC 20006 8245 Boone Boulevard, Suite 820, Tysons Corner, VA 22182 CORPORATE HEADQUARTERS 7500 Old Georgetown Road, 15th Floor, Bethesda, MD 20814 VIRGINIA Ballston 4420 N. Fairfax Drive, Arlington, VA 22203 Fairfax 11166 Fairfax Boulevard, Fairfax, VA 22030 Tysons Corner 8245 Boone Boulevard, Tysons Corner, VA 22182 MARYLAND Bethesda 7735 Old Georgetown Road, Suite 100, Bethesda, MD 20814 Chevy Chase 5480 Wisconsin Avenue, Suite 5476B, Chevy Chase, MD 20815 Park Potomac 12505 Park Potomac Avenue, Potomac, MD 20854 Shady Grove 9600 Blackwell Road, Rockville, MD 20850

OUR VALUES We build EagleBank by putting RELATIONSHIPS F • I • R • S • T

Eagle Bancorp, Inc. 2025 Annual Report FLEXIBLE We begin our relationships based on our time-tested tradition of listening to our customers, collaborating with colleagues, and designing a comprehensive, creative solution that brings value to and appreciation from our customers. We enhance the relationships with empowered, ‘Yes, We Can’ service and live up to our strong belief that formulas don’t make good banking sense, relationships do. Be entrepreneurial — it is our differentiator. INVOLVED We build our relationships by developing a rapport that is based on partnership, mutual respect, and a desire to delight. We are unwavering in our commitment to the goals and growth of our customers, colleagues, and community through volunteerism. We believe that doing the little extras and staying involved with our customers demonstrate our difference. RESPONSIVE We shape our relationships by taking ownership for being ever responsive, from beginning to end, day in and day out. We understand that reliable, accurate, and time-sensitive communication is fundamental to preserving reputation and relationships, internally and externally. STRONG We strengthen our relationships each time we are called upon for our expertise and know-how. We are committed to enhancing our professional knowledge in order to remain credible, current, strong partners with our customers, colleagues, and community. Our history of sustaining a well-capitalized and profitable position emphasizes our strength and reinforces our relationships. TRUSTED We uphold our relationships with honesty, openness, and reliability. We can be counted on to do “the right thing.” We understand that underlying a sound, long-lasting relationship is the essential element of trust. Trust can be lost in a moment, so we are vigilant in our actions and words.

Our mission is to be the most trusted, experienced, and client-centric bank across the Washington, D.C. region and beyond. We do this through our Relationships FIRST philosophy: putting our customers, communities, employees, and shareholders at the forefront of everything we do, and delivering the most compelling service and value. OUR MISSION 2 0 2 5 A N N U A L R E P O R T EA G LEBA N CO R P, IN C . 2025 A N N U A L R E P O R T